Mail Stop 3561

September 6, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Peter R. Ingram
Chief Financial Officer
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

   Re: Hawaiian Holdings, Inc.
      Form 10-K for the year ended December 31, 2006
      Filed March 16, 2007
      File No. 001-31443

Dear Mr. Ingram:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Linda Cvrkel
          Branch Chief